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                                                                    EXHIBIT 99.7

                              TEXT OF NEWS RELEASE


FOR IMMEDIATE RELEASE


AUGUST 20, 1997


            EVEREST TAX CREDIT INVESTORS, LLC AND EVEREST TAX CREDIT

            INVESTORS II, LLC, ANNOUNCES INCREASE IN PRICE OF UNITS


                             SOUGHT IN TENDER OFFER



     PASADENA, CALIFORNIA, AUGUST 20, 1997 -- Everest Tax Credit Investors, LLC and Everest Tax Credit Investors II, LLC ("Everest") announced today that Everest has increased the purchase price in each of its tender offers for units of interest ("Units") in each of Boston Financial Qualified Housing Tax Credits L.P. V, a Limited Partnership ("Boston V") and Boston Financial Tax Credit Fund VIII, a Limited Partnership ("Boston VIII").



     Everest will now purchase up to 3,500 Units in Boston V for a purchase price of $675 and up 1,825 Units in Boston VIII for a purchase price of $925, less the amount of distributions per unit, if any, made by the applicable partnership after July 31, 1997, and less any tax credits allocated to selling unitholders after September 30, 1997, and less any transfer fees imposed by the applicable partnership for each transfer.



     Supplements to Everest's offers to purchase have been prepared and a request is being made to the partnerships for the prompt dissemination of the supplements to the respective unitholders.



     The amended offer is subject to the conditions contained in the offers to purchase. The offers, withdrawal rights and proration periods will expire at 12:00 midnight, New York City Time on Tuesday, September 9, 1997, unless the offer is extended.



     Everest expressly reserves the right to extend the period of time during which the offers are open and thereby delay acceptance for payment of, and the payment for, any Units. Notice of any such extension will promptly be disseminated to unitholders in a manner reasonably designed to inform unitholders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Act"). In the case of an extension of the offers, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of the offers, in accordance with Rule 14e-1(d) under the Act.



     Questions, requests for assistance and requests for copies of Everest's supplemented tender offer materials should be directed to Everest Properties II, LLC at (800) 611-4613.